FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April, 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






24 April 2003

                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


1. Name of company:   BG Group plc


2. Name of scheme:


   a) BG Sharesave Scheme

   b) BG Employee Profit Sharing Scheme

   c) BG Executive Share Option Scheme

   d) BG Group Sharesave Scheme

   e) BG Group Employee Profit Sharing Scheme

   f) BG Group Long Term Incentive Scheme

   g) BG Group Short Term Incentive Scheme

   h) BG Group New Long Term Incentive Scheme

   i) BG Group Company Share Option Scheme

   j) BG Group Share Incentive Plan (formerly called All-Employee Share Ownership Plan)


3. Period of return:  From  24 OCT. 2002  to  23 APR.2003


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme:


   a)     500,000  Ord. 10p Shares

   b)     150,000  Ord. 10p Shares

   c)     200,000  Ord. 10p Shares

   d)  14,771,855  Ord. 10p Shares

   e)  15,000,000  Ord. 10p Shares

   f)     150,000  Ord. 10p Shares

   g)   5,000,000  Ord. 10p Shares

   h)   5,000,000  Ord. 10p Shares

   i)  14,299,147  Ord. 10p Shares

   j)   4,000,000  Ord. 10p Shares



5. Number of shares issued/allotted
   under scheme during period:



(a) to (c)   NIL

(d) 24,441

(e)      to (j)   NIL


6. Balance under scheme not yet issued/allotted at end of period:


   a)     500,000  Ord. 10p Shares

   b)     150,000  Ord. 10p Shares

   c)     200,000  Ord. 10p Shares

   d)  14,747,414  Ord. 10p Shares

   e)  15,000,000  Ord. 10p Shares

   f)     150,000  Ord. 10p Shares

   g)   5,000,000  Ord. 10p Shares

   h)   5,000,000  Ord. 10p Shares

   i)  14,299,147  Ord. 10p Shares

   j)   4,000,000  Ord. 10p Shares


7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission:


   a)     500,000  Ord. 10p Shares

   b)     150,000  Ord. 10p Shares

   c)     200,000  Ord. 10p Shares

   d)  15,000,000  Ord. 10p Shares

   e)  15,000,000  Ord. 10p Shares

   f)     150,000  Ord. 10p Shares

   g)   5,000,000  Ord. 10p Shares

   h)   5,000,000  Ord. 10p Shares

   i)  15,000,000  Ord. 10p Shares

   j)   4,000,000  Ord. 10p Shares


   All listed and admitted on 23 OCTOBER 2000


Please confirm total number of shares in issue at the end of the period in order for us to update our records:

    3,529,666,858  Ord. 10p Shares



Contact for queries:


Name:       Simon Smith, Secretariat


Address:    BG Group plc,
            100 Thames Valley Park Drive,
            Reading, Berkshire RG6 1PT

Telephone:  0118 929 2208

website www.BG-Group.com


END

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 24 April, 2003                                 By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary